Exhibit 99.3

CORPORATE ACCESS NUMBER: 2015089705

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

ARC RESOURCES LTD.

IS THE RESULT OF AN AMALGAMATION FILED ON 2010/01/01.